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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          STRATFORD ACQUISITION CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   862791100
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                                 (CUSIP Number)


                               ANDREW HULSH, ESQ.
                          GREENBERG, TRAURIG, HOFFMAN
                         LIPOFF, ROSEN & QUENTEL, P.A.
                              1221 BRICKELL AVENUE
                             MIAMI, FLORIDA  33131
                                 (305) 579-0500
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               NOVEMBER 17, 1996
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            (Date of Event which Required Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


                               Page 1 of 6 Pages
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                                                               Page 2 of 6 Pages


CUSIP NO. 862791100

1.       Name of Reporting Person, S.S. or I.R.S. Identification No. of Above
         Person:
         DOUGLAS S. FRIEDENBERG

2.       Check the Appropriate Box if a Member of a Group
         (a)                        (b)
             ---------------------     -----------------------------------------

3.       SEC Use Only
         -----------------------------------------------------------------------


4.       Source of Funds           OO
                         -------------------------------------------------------

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                           -----------------------------------------------------

6.       Citizenship or Place of Organization     UNITED STATES
                                              ----------------------------------


Number of            7.    Sole Voting Power      580,000 SHARES
Shares Bene-                                  ----------------------------------
ficially
Owned by Each        8.    Shared Voting Power    580,000 SHARES
Reporting                                     ----------------------------------
Person With
                     9.    Sole Dispositive       580,000 SHARES
                                              ----------------------------------

                    10.    Shared Dispositive
                           Power                  580,000 SHARES
                                              ----------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
          580,000 SHARES
         -----------------------------------------------------------------------

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
         -----------------------------------------------------------------------


13.      Percent of Class Represented by Amount in Row (11)     7.1%
                                                            --------------------

14.      Type of Reporting Person        IN
                                  ----------------------------------------------
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                                                               Page 3 of 6 Pages


         This Schedule 13D (the "Statement") is filed on behalf of Douglas S. Friedenberg. Mr. Friedenberg is sometimes referred to herein as a "Reporting Person". The Reporting Person purchased the shares of Common Stock identified in this Statement in his capacity as investment manager for certain managed accounts.

ITEM 1.  SECURITY AND ISSUER.

                  This Statement relates to the Common Stock (the "Common Stock") of Stratford Acquisition Corp. (the "Issuer"). The
         Issuer's principal executive offices are located at 5420 North Service Road, Fifth Floor, Burlington, Ontario, Canada L7L 6C7.

ITEM 2.  IDENTITY AND BACKGROUND.

      (a)     This Statement is filed on behalf of the Reporting Person.

      (b)     1775 Broadway, Suite 1410, New York, New York 10019.

      (c) Mr. Friedenberg is an investment manager. Reference is made to paragraph (b) of this Item 2 for the address of Mr. Friedenberg's principal place of employment.

      (d) The Reporting Persons has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) The Reporting Persons has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

      (f)     Mr. Friedenberg is a citizen of the United States of America.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  This Statement relates to the Reporting Person's beneficial ownership of an aggregate of 580,000 shares of Common Stock. The Reporting Person purchased the shares of Common Stock identified in this Statement in his capacity as investment manager for certain managed accounts. The aggregate purchase price for the shares of Common Stock identified in this Statement was approximately $174,000, excluding commissions. The source of funds for acquiring the foregoing shares of Common Stock was the assets of certain investment accounts managed by the Reporting Person.

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                                                               Page 4 of 6 Pages


ITEM 4.  PURPOSE OF TRANSACTION.

                  This Statement reports the beneficial ownership by the Reporting Person of over 5 percent of the Issuer's outstanding Common Stock. The purpose of each Reporting Person's acquisition of Common Stock was to acquire an equity interest in the Issuer as an investment. The Reporting Person believes that the shares of Common Stock may be undervalued. The Reporting Person intends to review his investment in the Common Stock on a regular basis and, depending upon changes in his analysis of the Issuer, general economic and market conditions, investment opportunities and other factors, including applicable legal constraints, the Reporting Person may at any time determine to increase or decrease the amounts of his investment in the Common Stock. The Reporting Person reserves the right to acquire additional Common Stock, to dispose of some or all of the Common Stock beneficially owned by him either in the open market, in privately negotiated transactions or otherwise, or to take such other action or actions with respect to the Common Stock as he deems advisable. The determination of the Reporting Person to seek to acquire additional shares of Common Stock will depend on various factors including, but not limited to, the availability of additional Common Stock for purchase at what the Reporting Person considers to be reasonable prices, the terms and conditions available for such purchases and other investment opportunities.

                  Except as described above, the Reporting Person has no specific plans or proposals that would result in any actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. Notwithstanding the foregoing, the Reporting Persons may communicate and ultimately meet with members of the Issuer's management and with other shareholders of the Issuer respecting the performance of the Issuer's management and possible ways in which shareholder value can be maximized.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

       (a) As of the close of business on November 25, 1996, the Reporting Person owned an aggregate of 580,000 shares of Common Stock:

       (b) Holders of the Common Stock are entitled to vote on all matters presented to a vote of shareholders. The Reporting Person has the sole power to vote or direct the vote of and to dispose or direct the disposition of the 580,000 shares of Common Stock, identified in this Statement.

       (c)     From September 19, 1996 through November 15, 1996, the
               Reporting Person purchased 580,000 shares of Common Stock in open market purchases at an average price of $0.30 per share.
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                                                               Page 5 of 6 Pages



       (d)     Not applicable.

       (e)     Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.
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                                                               Page 6 of 6 Pages


                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



DATED:  November 26, 1996                     /s/ Douglas S. Friedenberg
                                           ----------------------------------
                                                  Douglas S. Friedenberg